Exhibit 4.1

51 Sawyer Rd., Suite 200 Waltham, MA 02453 phone 781-647-3900 fax 781-647-3939

March 19, 2015

Mr. James F. Hinrichs

P.O. Box 7043

Rancho Santa Fe, CA 92067

Re: Offer of Employment

Dear Jim:

I am very pleased to extend to you this offer to become a full-time employee of Alere, Inc. (the Company) as its Chief Financial Officer and Executive Vice President, based in our San Diego facility. In this position, you will also have responsibility for our IT and Procurement organizations. You will report directly to the Company’s President and Chief Executive Officer (currently, Namal Nawana). Your start date of employment with the Company will be April 6th, 2015. Certain terms if not otherwise defined below have the meanings provided to them in the attached Exhibit A. This offer contains the following terms:

•	A biweekly salary of $25,000, or $650,000 annualized. You will be eligible for a salary review in April 2016, and every year thereafter, consistent with the Annual Merit Process for the Executive Team.

•	You will participate in the Company’s Corporate Incentive Plan, with an annual target bonus equal to 60% of annual base salary, with upside potential up to 75% of annual base salary.

•	You will also participate in the Company’s Annual Equity plan and annually be targeted to receive $2,000,000 in annual grant date value (as measured by U.S. GAAP). Such annual grant will utilize the same equity instruments provided to other executives at the company In 2015, such grant will be via stock options, and it is anticipated that management will propose to the Compensation Committee in connection with the 2016 annual grant process that it consider splitting awards in grant date value between restricted stock units and stock options (which will have a ten year exercise term, exercise price equal to the closing price of a Company share on the grant date and qualify as Internal Revenue Code Section 422 Incentive Stock Options (ISOs) to the maximum extent permitted by United States tax law). Vesting for this grant shall be consistent with the vesting described in the Annual Equity plan, and consistent with that of other executives i.e., 4 year vest, vesting quarterly each year.

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As an Inducement to join the Company, on the start date of your employment you will be granted a stock option to purchase 250,000 shares of Alere common stock and also 50,000 Restricted Stock Units (RSUs) (each such RSU when vested shall be

51 Sawyer Rd., Suite 200 Waltham, MA 02453 phone 781-647-3900 fax 781-647-3939 then converted into one Company common share), provided that, with respect to the RSU only, the grant may be delayed until an registration statement on Form S-8 is filed and effective. The option’s per share exercise price will be equal to the closing price of an Alere common share on the date of option grant. This option will vest in four equal annual installments on each of the first four anniversaries of your start date (and, to the maximum extent permitted by United States tax law, this option will be an ISO). The RSUs will vest and be settled In three equal annual Installments on each of the first three anniversaries of your start date. Should your start date occur after the public disclosure/filing date, and should the share price of ALR increase during that specific timeframe, the Company will pay you a sign-on bonus equal to the difference in value, payable in 3 equal yearly installments, beginning on May 1, 2015 and subsequently on May 1, 2016 and May 1, 2017, assuming you are still employed at the Company.

•	Commencing with your start date, you shall earn and accrue 20 vacation days and 5 sick days per year.

•	Commencing with your start date, you shall be a party to the Alere Change of Control Severance Agreement attached hereto as Exhibit B.

•	You will also receive the standard benefits package available to all Company employees and also shall be eligible to participate in all benefits and compensation programs offered to Company officers. These benefits are subject to periodic review and revision by the Company in its discretion. We will provide you separately with a package outlining the standard employee benefits.

•	Upon your termination of employment by the Company without Cause or by you for Good Reason (and in either case in which you do not receive severance benefits under the attached Charge of Control Severance Agreement) you shall receive: (i) a cash lump sum payment within 30 days of your termination date in an amount equal to the sum of your annual base salary plus your annual target bonus, (ii) 12 months of continued medical group plan coverage for you and your dependents with such medical plan premiums paid for by the Company, (iii) on your termination date, accelerated vesting for your then unvested equity compensation awards as if your termination date had occurred one year later; (iv) payment of any unpaid bonus for a prior completed performance period; and (v) a pro-rated bonus for the year of termination based upon actual performance ultimately attained and with such payment occurring at the same time that the bonus would have paid had your employment not been terminated.

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All equity compensation awards issued to you (including without limitation the RSUs and stock option grants referenced herein) shall be covered by an effective registration statement filed with the Securities and Exchange Commission prior to issuance of shares thereunder registering either the shares, or the resale of the shares, acquired thereunder Our equity plans determine that all of your then

51 Sawyer Rd., Suite 200 Waltham, MA 02453 phone 781-647-3900 fax 781-647-3939 unvested equity compensation awards shall fully vest if there is a change of control of the Company, or upon termination of your employment due to your death or disability.

•	Reasonable legal fees up to $5,000 incurred by you in connection with this offer letter agreement shall be paid by the Company within 30 days after the Company’s receipt of applicable invoices (and such invoices shall be provided to the Company within 45 days after you have signed this offer letter).

•	During your employment and thereafter, you will be a beneficiary of the Company’s directors and officers errors and omissions liability insurance policies and will get mandatory indemnification under our by-laws.

This offer is contingent on your executing the Company’s Nondisclosure, Noncompetition and Developments Agreement, attached hereto, and on being able to provide proof of employability under United States immigration laws by satisfactorily submitting the documents required on the I-9 form enclosed In your new hire packet.

Prior to your start date please submit documentation to establish your identity and employment eligibility. You will not be permitted to start your employment until your employment eligibility is verified. This offer also is contingent on the successful completion of a background check.

You will be employed by the Company on an at-will basis. This means that your employment Is for no specific period of time, and either you or the Company may terminate your employment at any time, with or without notice and with or without cause subject in all cases to the terms of this letter agreement. This letter is not meant to be a contract of employment for any specific duration. Although your Job duties, title, compensation and benefits, as well as Company personnel policies and procedures, may change from time to time, you agree (A) that the Company’s Nondisclosure, Noncompetition and Developments Agreement will continue to apply to you, and (B) the ‘at-will’ nature of your employment may only be changed in a document signed by you and the President of the Company. This offer letter agreement shall be subject to, governed by, and interpreted In accordance with the laws of the State of California without regard to conflicts of laws principles.

Jim, I am very much looking forward to working with you, and having you help us make Alere a great company. Please indicate your acceptance of this offer by signing and dating one copy of this letter and returning the signed letter to me at your earliest convenience and no later than the earlier of March 22, 2015.

51 Sawyer Rd., Suite 200 Waltham, MA 02453 phone 781-647-3900 fax 781-647-3939

Sincerely,

/s/ Namal Nawana
Namal Nawana
President and CEO, Alere, Inc.

I hereby accept and agree to the above offer employment subject to the conditions set out above.

/s/ James F. Hinrichs	3/19/15
James F. Hinrichs	Date